Exhibit 99.1

Gold Royalty Reports Record ANNUAL Revenue and Operating Cash Flows FOR 2025 AND STRONG OUTLOOK FOR GROWTH THROUGH 2030

Vancouver, British Columbia – March 18, 2026 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce the filing of its operating and financial results for year ended December 31, 2025. All amounts are expressed in U.S. dollars unless otherwise noted.

David Garofalo, Chairman and CEO of Gold Royalty, commented: “We are incredibly proud of the company we have built over the past five years. 2025 was an important inflection point in the history of the Company as we reported positive cash flow and Adjusted EBITDA, added a highly coveted royalty on BHP’s cash-flowing Pedra Branca mine in Brazil and materially strengthened our balance sheet. Our 2026 and five-year outlook demonstrate the continued peer-leading growth in our asset portfolio, including over 60% year-over-year growth expected in 2026.”

Full Year and Q4 2025 Highlights

●	Fourth quarter 2025: Record revenue of $4.5 million, $5.2 million in Total Revenue, Land Agreement Proceeds and Interest*, and 1,255 gold equivalent ounces (“GEOs”) for the quarter*
●	Full year 2025: Record revenue of $15.6 million and $17.8 million in Total Revenue, Land Agreement Proceeds and Interest for 5,173 GEOs for the year*
●	Positive full year 2025 operating cash flow of $6.2 million and Adjusted EBITDA* of $9.8 million
●	Exited 2025 with over $12 million in cash, no debt and a fully undrawn credit facility, which was increased to $150 million, inclusive of a $25 million accordion feature as at February 19, 2026

2026 and Five-Year Outlook

●	2026 guidance: Total GEOs are currently expected to increase to 7,500-9,300 in 2026, thanks to the continued ramp-up of our cash flowing assets and incorporates the addition of the Pedra Branca and an additional royalty on Borborema in late 2025 and early 2026, respectively. This outlook represents a mid-point increase of over 60% from 2025 results.
●	Five-year outlook: GEOs are forecasted to increase to between 28,000 and 34,000 GEOs in 2030, representing peer-leading growth of over 490% based on the midpoint of guidance from 2025 results. The projected five-year outlook reflects continued contributions from our cornerstone producing assets, as well as new production from assets currently in development.
●	See “2026 Outlook” and “Five-Year Outlook” below for further information regarding the Company’s outlook.

* Total Revenue, Land Agreement Proceeds and Interest, Adjusted EBITDA, and GEOs are each non-IFRS measures and do not have a standardized meaning under IFRS. See "Non-IFRS Measures" for further information.

Selected Financial Highlights

The following table sets forth selected financial information for the three months and year ended December 31, 2025:

	For the three months ended		For the years ended
(in thousands of dollars, except per share and GEOs	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
amounts)	($)	($)	($)	($)
Revenue	4,501	3,355	15,610	10,103
Net loss(1)	(920)	(3,193)	(4,130)	(3,411)
Net loss per share, basic and diluted	(0.00)	(0.02)	(0.02)	(0.02)
Cash provided by operating activities	176	1,262	6,170	2,543
Non-IFRS
Total Revenue, Land Agreement Proceeds and Interest(2)	5,206	3,846	17,768	12,847
Adjusted EBITDA(2)	3,198	1,240	9,751	4,779
Adjusted Net Loss(1)(2)	(22)	(2,721)	(1,749)	(1,150)
Adjusted Net Loss Per Share, basic and diluted(2)	(0.00)	(0.02)	(0.01)	(0.01)
GEOs(2)	1,255	1,445	5,173	5,462
Statement of Financial Position
Total assets	822,756	737,515	822,756	737,515
Total non-current liabilities	118,943	175,353	118,943	175,353

Notes:

1)	Net loss and Adjusted Net Loss for the year ended December 31, 2024, includes a $6.5 million deferred tax recovery that was recognized as a result of an internal reorganization to streamline operations, which was completed in the third quarter of 2024. See “Discussion of Operations” for further information.
2)	Total Revenue, Land Agreement Proceeds and Interest, Adjusted EBITDA, Adjusted Net Income (Loss), Adjusted Net Income (Loss) Per Share, basic and diluted and GEOs are each non-IFRS measures and do not have a standardized meaning under IFRS. See “Non-IFRS Measures” below for further information.

Please refer to the Company’s Annual Report Form 20-F, including the audited financial statements included therein, copies of which are available under the Company’s profile at www.sedarplus.ca and www.sec.gov.

Portfolio Update

Borborema mine (2.75% NSR): On February 26, 2026, Aura Minerals Inc. (“Aura”) issued a news release announcing the signing of a road relocation agreement at the Borborema mine. Aura also announced an updated feasibility study for the project, which increased Probable Reserves to 40.7 Mt at 1.13 g/t gold containing approximately 1,479 koz of gold and extends the mine life to over 20 years. These estimates were prepared by Aura under U.S. S-K 1300 definitions. For further information, please see Aura’s news release dated February 26, 2026 and its technical report summary titled “Technical Report Summary on the Feasibility Study for the Borborema Gold Project, Currais Novos Municipality, Rio Grande do Norte, Brazil” with an effective date of September 19, 2025, available under its profiles at www.sedarplus.ca and www.sec.gov.

Borden mine (0.5% NSR, partial royalty coverage): On February 19, 2026, Discovery Silver Corp. (“Discovery”) reported its results for the year ended December 31, 2025 and noted that it is targeting a return to full capacity of the Dome Mill by 2027 or sooner. It has disclosed that the mill is a 12,000 tonne-per-day processing facility that in recent years has operated below its nominal production rate. For further information see Discovery’s news release dated February 19, 2026, available under its profile on www.sedarplus.ca.

Canadian Malartic / Odyssey mine (3.0% NSR, partial royalty coverage): On February 12, 2026, Agnico Eagle Mines Limited (“Agnico Eagle”) reported its financial and operational results for the year ended December 31, 2025. The company confirmed that development activities at Odyssey remain on schedule, with ongoing ramp development and shaft sinking progressing as planned. Agnico Eagle also reiterated the advancement of the technical evaluation of a potential second shaft at the Odyssey mine, outlining in their release that the technical evaluation will assess the potential for an 8,000 to 10,000 tpd operation and is expected to be completed at the end of 2026, potentially followed by permit submission in early 2027 and subject to a series of approvals, could be positioned for initial production in 2033. For further information see Agnico Eagle’s news release dated February 12, 2026, available under its profile on www.sedarplus.ca.

Côté Gold mine (0.75% NSR, partial royalty coverage): On February 17, 2026, IAMGOLD Corporation (“IAMGOLD”) reported its financial and operational results for the year ended December 31, 2025. IAMGOLD highlighted that the Côté Gold mine achieved the top-end of its production guidance having produced 399,800 ounces in 2025 relative to its guidance of 360,000 – 400,000 ounces on a 100% basis. The 2026 guidance for the Côté Gold mine has increased to range from 390,000 to 440,000 ounces on a 100% basis, with the focus in 2026 being stabilization and optimization, improving the cost structure and preparing for the potential expansion at Côté. For further information see IAMGOLD’s news release dated February 17, 2026, available under its profile on www.sedarplus.ca.

Cozamin mine (1.0% NSR, partial royalty coverage): On February 17, 2026, Capstone Copper Corp. (“Capstone”) announced its 2026 guidance for Cozamin copper production between 21,000 – 24,000 tonnes at C1 cash costs of $1.55 - $1.85 per payable copper pound produced. It disclosed that copper production at Cozamin is expected to be consistently weighted across the year and slightly lower in 2026 compared to 2025 due to lower copper grades.

Additionally, on March 2, 2026, Capstone reported its financial and operational results for the year ended December 31, 2025 stating that Cozamin had produced 25,348 tonnes of copper in 2025 at C1 cash costs of $1.32 per payable copper pound produced. For further information see Capstone’s news releases dated February 17, 2026 and March 2, 2026, available under its profile on www.sedarplus.ca.

Fenelon gold project (2.0% NSR): On February 17, 2026, Wallbridge Mining Company Ltd. (“Wallbridge”) announced the start of the 2026 exploration drilling program at Fenelon with approximately 2,000 metres of large-diameter core drilling to support metallurgical test work and related technical studies. Upon completion of this first portion of the drilling campaign, a 1,500 metres reconnaissance drilling program is expected to test prospective areas within 2,500 metres of the main deposit area. For further information see Wallbridge’s news release dated February 17, 2026, available under its profile on www.sedarplus.ca.

Granite Creek project (10.0% NPI): On February 19, 2026, i-80 Gold Corp. (“i-80”) reported its financial and operational results for the year ended December 31, 2025. i-80 stated that Granite Creek underground generated a gross profit for the second half of 2025 and that it was successful in stabilizing groundwater inflow. i-80 also disclosed that a feasibility study over the underground is planned for completion in the second quarter of 2026 with the timeline for a pre-feasibility / feasibility study on the open pit portion of Granite Creek under review to optimize its future growth plan.

i-80 announced total production of 22,977 ounces of gold at Granite Creek for 2025, within previously announced guidance of 20,000–30,000 ounces. A water treatment plant is expected to be completed in the second quarter of 2026 and development activities are expected to support further ramp-up and the updated resource and feasibility study planned for the second quarter of 2026. For further information see i-80’s news release dated February 19, 2026, available under its profiles on www.sedarplus.ca and www.sec.gov.

Ren project (1.5% NSR and 3.5% NPI): In its management discussion and analysis for the year ended December 31, 2025, Barrick Mining Corporation (“Barrick”) noted that, as at the end of 2025, total project spending was $167 million (including $29 million in the fourth quarter of 2025) of an estimated capital cost of $410 to $470 million (100% basis). For further information see Barrick’s management’s discussion and analysis for the three and twelve months ended December 31, 2025, available under its profiles on www.sedarplus.ca and sec.gov.

South Railroad project (0.44% NSR, partial royalty coverage): On March 2, 2026, Orla Mining Ltd. (“Orla”) disclosed that it had released an updated feasibility study over the South Railroad project and outlined that construction of the mine is expected in mid-2026 pending receipts of the final project permits. The study envisions an open-pit and heap-leach operation with a mine life of 10 years, producing 1,072,300 ounces of payable gold and 760,000 ounces of payable silver. For further information see Orla’s news release dated March 2, 2026 and its technical report dated effective September 30, 2025 titled “South Railroad Project - NI 43-101 Feasibility Study Update”, available under Orla’s profiles on www.sedarplus.ca and www.sec.gov.

Tonopah West project (3.0% NSR): On March 3, 2026, Blackrock Silver Corp. (“Blackrock Silver”) disclosed that it received its Class II Air Quality and Surface Disturbance Permit from the Nevada Department of Environmental Protection (“NDEP”), through the Bureau of Air Pollution Control. The permitting process is on schedule with all permits anticipated by mid-2027. It disclosed that once all permits are in hand, Blackrock Silver will decide when to commence with the exploration decline, test mining and bulk sample extraction programs. For further information see Blackrock Silver’s news release dated March 3, 2026.

Vareš mine (100% copper stream with ongoing payments of 30% of the spot copper price): On February 10, 2026, DPM Metals (“DPM”) reported its financial and operational results for the year ended December 31, 2025, and announced that integration activities had progressed well and it continued to advance its priorities for Vareš with a focus on ramping up to full production by year-end 2026. Development rates continued to progress as planned and DPM announced that the mine resumed production in January 2026. At the time of the news release, construction of the paste backfill plant was well-advanced and is expected to be commissioned in the third quarter of 2026.

Additionally, DPM provided guidance including that expected production in 2026 from Vareš is expected to be better as compared to estimates in its most recent technical report for the project. For further information see DPM’s announcement dated February 10, 2026, available under its profile on www.sedarplus.ca.

Whistler project (1.0% NSR and right to acquire an additional 0.75% NSR): On March 2, 2026, U.S. GoldMining Inc. (“U.S. GoldMining”) announced a positive preliminary economic assessment (“PEA”) on the Whistler project. The PEA included an after-tax NPV(5%) of $2.04 billion and internal rate of return of 33.0% with an initial payback of 2.1 years under base case metals prices of $3,200/oz gold, $4.50/lb copper and $37.50/oz silver. The PEA envisions an average annual production of 345,000 ounces gold equivalent estimated during the first three years of operations and total life of mine production of 2.6 Moz gold, 6.9 Moz silver and 592 Mlb copper, over a 14.6 year mine life. For further information see U.S. GoldMining’s news release dated March 2, 2026, available under its profiles at www.sedarplus.ca and www.sec.gov.

2026 Outlook

The Company currently forecasts total GEOs of between 7,500 and 9,300 for 2026, which includes approximately 684 GEOs relating to Land Agreement Proceeds credited against other mineral interest and interest payments, and is based on an assumed gold price of $5,150 per ounce, and an assumed copper price of $5.75 per pound.

Commodity prices will affect calculation of gold equivalent ounces from copper (and other metals) stream and royalties and from Land Agreement Proceeds and other payments; we present below a sensitivity table to illustrate the potential variability of our 2026 guidance to gold and copper metal prices.

	Gold price ($/oz)
		$4,150	$5,150	$6,150
	$4.75	7,800 - 10,300	7,400 - 9,700	7,200 - 9,300
Copper price ($/lb)	$5.75	8,200 - 10,800	7,500 – 9,300	7,400 - 9,700
	$6.75	8,500 - 11,300	8,000 - 10,500	7,700 - 10,000

Five-Year Outlook

In 2030, we expect GEOs to increase to between 28,000 and 34,000, which includes approximately 600 GEOs of Land Agreement Proceeds credited against other mineral interests and interest payments. The mid-point of this outlook represents an over 490% increase in GEOs relative to actual 2025 results.

All production and expected production growth implied by our guidance is sourced from assets already held in our portfolio and is based on public forecasts, expected development timelines and other disclosures by the owners and operators of the properties underlying our interests. In addition to the current mining operations in production for 2026, our 2030 outlook includes contributions from the Granite Creek, Ren and South Railroad development projects.

We assume a gold price of $3,500 per ounce and a copper price of $5.00 per pound in our projected five-year outlook.

In addition to the price assumptions outlined above, the 2026 and five-year outlooks included herein are based on the disclosed forecasts and expectations of the owners and operators of the properties underlying out royalty and stream interests and our assessments thereof. The outlooks respecting land agreement proceeds are based on contractual payments under existing agreements.

Royalty Generator Model Update

Our royalty generator model continues to generate positive results with eight new royalties added in 2025. We have generated 56 royalties since the acquisition of Ely Gold Royalties Inc. in 2021 through this model.

We currently have 38 properties subject to land agreements and six properties under lease generating land agreement proceeds. The model continues to incur low operating costs with only $0.1 million spent on maintaining mineral interests in 2025.

2025 Results Conference Call Details

A conference call will be held on Thursday, March 19, 2026, starting at 11:00 am ET (8:00 am PT) to discuss these results. To participate in the live call, please use one of the following methods:

Webinar: Click Here
US (toll-free): 1-866-652-5200
Canada (toll-free): 1-855-669-9657
International: 1-412-206-6408

The fourth quarter and year end 2025 presentation materials will be available on Gold Royalty’s website at www.goldroyalty.com and a replay of the event will be available following the presentation.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contact

Jackie Przybylowski

Vice President, Capital Markets

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under Canadian National Instrument 43-101 and has reviewed and approved the technical information disclosed in this news release.

Notice to Investors

For further information regarding the project updates regarding properties underlying the Company’s royalties, stream and other interests, please refer to the disclosures of the operators thereof, including the news releases referenced herein and the other disclosures of such operators. Disclosure relating to properties in which Gold Royalty holds interests is based on information publicly disclosed by the owners or operators of such properties. The Company generally has limited or no access to the properties underlying its interests and is largely dependent on the disclosure of the operators of its interests and other publicly available information. The Company generally has limited or no ability to verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this news release, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the U.S. Securities and Exchange Commission applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Forward-Looking Statements:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding: estimated future GEOs and contractual payments, expectations regarding the Company’s portfolio growth, the operations and/or development of the projects underlying the Company’s royalties, stream and other interests, including the estimates of the operators thereof; statements related to the Company’s projected 2026 and five-year outlook and other statements regarding the Company’s plans and strategies. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s interests, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalties, stream and other interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, commodity price and counterparty risks, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Non-IFRS Measures

We have included, in this document, certain performance measures, including: (i) Total Revenue, Land Agreement Proceeds and Interest; (ii) Adjusted EBITDA; (iii) Adjusted Net Income (Loss) and Adjusted Net Income (Loss) Per Share, basic and diluted; and (iv) GEOs which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS and other companies may calculate these measures differently.

Total Revenue, Land Agreement Proceeds and Interest

Total Revenue, Land Agreement Proceeds and Interest are determined by adding land agreement proceeds credited against other mineral interests and interests earned on gold-linked loan to total revenue. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry.

Below is a reconciliation of our Total Revenue, Land Agreement Proceeds and Interest to total revenue for the periods indicated:

	For the three months ended		For the years ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
(in thousands of dollars)	($)	($)	($)	($)
Royalty	2,390	1,629	7,122	4,806
Streaming	808	893	3,224	893
Advance minimum royalty and pre-production royalty	1,158	732	4,212	2,982
Land agreement proceeds	369	297	1,613	3,085
Interest income on gold-linked loan	481	295	1,597	1,081
Total Revenue, Land Agreement Proceeds and Interests	5,206	3,846	17,768	12,847
Land agreement proceeds credited against other mineral interests	(224)	(196)	(561)	(1,663)
Interest income credited against gold-linked loan	(481)	(295)	(1,597)	(1,081)
Revenue	4,501	3,355	15,610	10,103

Adjusted EBITDA

Adjusted EBITDA is determined by adjusting net loss for the impact of: depletion, depreciation, finance costs, current and deferred tax expense (recovery), interest income credited against gold-linked loan, transaction related and non-recurring general and administrative expenses1, non-cash share-based compensation, share of loss and dilution loss (gain) in associate, change in fair value of gold-linked loan, short-term investments and embedded derivative, foreign exchange (gain) loss, loss (gain) on loan modification, partial make-whole payment for redemption of convertible debentures and other income. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The table below provides a reconciliation of net loss (income) to Adjusted EBITDA.

1Transaction related and non-recurring general and administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the year ended December 31, 2025, transaction related and non-recurring general and administrative expenses primarily consisted of professional fees related to implementation of new accounting system and evaluation of royalty and other asset acquisitions.

	For the three months ended		For the years ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
(in thousands of dollars)	($)	($)	($)	($)
Net loss	(920)	(3,193)	(4,130)	(3,411)
Depletion	1,287	1,771	2,658	3,204
Depreciation	20	20	78	79
Finance costs	1,533	2,188	8,266	8,043
Current tax expense (recovery)	205	(80)	323	506
Deferred tax recovery	(291)	(291)	(528)	(6,480)
Land agreement proceeds credited against other mineral interests	224	196	561	1,663
Interest income credited against gold-linked loan	481	295	1,597	1,081
Transaction related and non-recurring general and administrative expenses	230	8	409	424
Share-based compensation	851	839	2,754	2,338
Share of loss in associate	—	97	80	64
Dilution loss (gain) in associate	—	—	73	(9)
Change in fair value of gold-linked loan	(693)	(331)	(1,685)	(1,681)
Change in fair value of short-term investments	(368)	(19)	(548)	(38)
Change in fair value of embedded derivative	(70)	(143)	(483)	(612)
Foreign exchange (gain) loss	5	(102)	(34)	14
Loss (gain) on loan modification	933	—	240	(310)
Partial make-whole payment for redemption of convertible debentures	4,222	—	4,222	—
Other income	(4,451)	(15)	(4,102)	(96)
Adjusted EBITDA	3,198	1,240	9,751	4,779

Adjusted Net Income (Loss) and Adjusted Net Income (Loss) Per Share, basic and diluted

Adjusted Net Income (Loss) is calculated by adjusting net (loss) income for the impact of: land agreement proceeds credited against other mineral interests, interest income credited against gold-linked loan, accretion of convertible debentures, transaction related and non-recurring general and administrative expenses2, share of loss (gain) and dilution loss (gain) in associate, changes in fair value of gold-linked loan, short-term investments and embedded derivative, foreign exchange (gain) loss, gain on loan modification and other expense (income). Adjusted Net Income (Loss) Per Share, basic and diluted, have been determined by dividing the Adjusted Net Income (Loss) by the weighted average number of common shares for the applicable period. Management believes that they are useful measures of performance as they adjust for items which are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. The following is a reconciliation of net loss to Adjusted Net (Loss) Income, Per Share, basic and diluted for the periods indicated:

	For the three months ended		For the years ended
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
(in thousands of dollars, except per share amounts)	($)	($)	($)	($)
Net loss	(920)	(3,193)	(4,130)	(3,411)
Land agreement proceeds credited against other mineral interests	224	196	561	1,663
Interest income credited against gold-linked loan	481	295	1,597	1,081
Accretion of convertible debentures	385	486	2,051	1,761
Partial make-whole payment for redemption of convertible debentures	4,222	—	4,222	—
Transaction related and non-recurring general and administrative expenses	230	8	409	424
Share of loss in associate	—	97	80	64
Dilution loss (gain) in associate	—	—	73	(9)
Change in fair value of gold-linked loan	(693)	(331)	(1,685)	(1,681)
Change in fair value of short-term investments	(368)	(19)	(548)	(38)
Change in fair value of embedded derivative	(70)	(143)	(483)	(612)
Foreign exchange (gain) loss	5	(102)	(34)	14
Loss (gain) on loan modification	933	—	240	(310)
Other income	(4,451)	(15)	(4,102)	(96)
Adjusted Net Income (Loss)	(22)	(2,721)	(1,749)	(1,150)
Weighted average number of common shares	188,005,702	169,505,388	174,986,972	159,516,299
Adjusted Net Income (Loss) Per Share, basic and diluted	(0.00)	(0.02)	(0.01)	(0.01)

GEOs

GEOs are determined by dividing Total Revenue, Land Agreement Proceeds and Interest by the average gold prices for the applicable period:

(in thousands of dollars, except Average Gold Price/oz and GEOs)	Average Gold Price/oz	Total Revenue, Land Agreement Proceeds and Interest	GEOs
For the three months ended December 31, 2024	2,661	3,846	1,445
For the year ended December 31, 2024		12,847	5,462
For the three months ended December 31, 2025	4,149	5,206	1,255
For the year ended December 31, 2025		17,768	5,173

2Transaction related and non-recurring general and administrative expenses comprised of operating expenses that are not expected to be incurred on an ongoing basis. During the year ended December 31, 2025, transaction related and non-recurring general and administrative expenses primarily consisted of professional fees related to implementation of new accounting system and evaluation of royalty and other asset acquisitions.